UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission file number: 001-39259

China Liberal Education Holdings Limited

7th Floor, Building 5, No. 2 Zhenxing Road,

Changping District, Beijing,

People’s Republic of China 102299

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Results of the 2023 Annual General Meeting of China Liberal Education Holdings Limited

At the 2023 annual general meeting of shareholders (the “Meeting”) of China Liberal Education Holdings Limited (the “Company”) held at 9:30 a.m. China Standard Time on November 30, 2023, the shareholders of the Company adopted resolutions approving all of the eleven proposals considered at the Meeting. A total of 23,544,991 votes, representing 47.47% of the 49,598,333 votes exercisable as of November 7, 2023, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	As an ordinary resolution, that Ngai Ngai Lam be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngai Ngai Lam”)

Resolution	For	Against	Abstain
Re-election of Ngai Ngai Lam	22,820,774	672,156	52,061
Percentage of Voted Shares:	97.13%	2.86%

2.	As an ordinary resolution, that Fangzhong Sun be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Fangzhong Sun”)

Resolution	For	Against	Abstain
Fangzhong Sun	22,876,842	489,337	178,812
Percentage of Voted Shares:	97.90%	2.09%

3.	As an ordinary resolution, that Ngo Yin Tsang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngo Yin Tsang”)

Resolution	For	Against	Abstain
Re-election of Ngo Yin Tsang	22,817,970	530,309	196,712
Percentage of Voted Shares:	97.72%	2.27%

4.	As an ordinary resolution, that Xinyu Deng be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Xinyu Deng”)

Resolution	For	Against	Abstain
Re-election of Xinyu Deng	22,817,977	530,303	196,711
Percentage of Voted Shares:	97.72%	2.27%

5.	As an ordinary resolution, that Wandong Chen be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Wandong Chen”)

Resolution	For	Against	Abstain
Re-election of Wandong Chen	22,817,976	530,303	196,712
Percentage of Voted Shares:	97.72%	2.27%

6.	As an ordinary resolution, that the Company’s annual accounts for the fiscal year ended December 31, 2022 be authorized, approved and adopted (the “Adoption of Annual Accounts”)

Resolution	For	Against	Abstain
Adoption of Annual Accounts	23,017,560	475,336	52,095
Percentage of Voted Shares:	97.97%	2.02%

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7.

As an ordinary resolution, that the Company’s authorized share capital, effective immediately, be increased from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$7,500,000 divided into 7,500,000,000 ordinary shares of par value US$0.001 each by the creation of an additional 7,450,000,000 unissued ordinary shares of par value US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Increase of Share Capital”)

Resolution	For	Against	Abstain
Increase of Share Capital	22,432,604	1,011,251	101,136
Percentage of Voted Shares:	95.68%	4.31%

8.

As a special resolution, subject to approval by the shareholders of Proposal No. 7 (the Increase of Share Capital), that a second amended and restated memorandum and articles of association reflecting the increased authorized share capital (in the form set out in Annex B in the Proxy Statement filed as an exhibit to the Company’s Form 6-K with the U.S. Securities and Exchange Commission on November 8, 2023 (the “Proxy Statement”)) be adopted as the memorandum and articles of association of the Company with immediate effect, in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect (the “Second Amendment of M&A”)

Resolution	For	Against	Abstain
Second Amendment of M&A	22,553,193	890,662	101,136
Percentage of Voted Shares:	96.20%	3.79%

9.

As an ordinary resolution, that every 15 ordinary shares of a par value of US$0.001 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.015 each, with such Share Consolidation to be effective on any date prior to  March 25, 2024 as determined by the board of Directors (the “Effective Date”); and the Effective Date when determined by the board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the board of Directors by the shareholders will terminate and no Share Consolidation will be implemented (the “Share Consolidation”)

Resolution	For	Against	Abstain
Share Consolidation	22,501,772	944,117	99,102
Percentage of Voted Shares:	95.97%	4.02%

10.

As a special resolution, subject to approval by the shareholders of Proposal No. 9 (the Share Consolidation), that a third amended and restated memorandum and articles of association reflecting the Share Consolidation (in substantially the form set out in Annex C in Proxy Statement) be adopted as the memorandum and articles of association of the Company conditional upon and with effect from the date on which the Share Consolidation becomes effective, in substitution for and to the exclusion of, the then memorandum and articles of association of the Company in effect (the “Third Amendment of M&A”)

Resolution	For	Against	Abstain
Third Amendment of M&A	22,619,982	824,121	100,888
Percentage of Voted Shares:	96.48%	3.51%

11.	As an ordinary resolution, that the 2023 Share Incentive Plan of the Company, the form of which is annexed as Annex D of the Proxy Statement, be approved and adopted (the “Adoption of Incentive Plan”)

Resolution	For	Against	Abstain
Adoption of Incentive Plan	22,549,449	896,431	99,111
Percentage of Voted Shares:	96.17%	3.82%

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: December 1, 2023	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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